UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928661107
(CUSIP Number)

Cameron Reynolds

13215 Bee Cave Parkway, Suite 125

Galleria Oaks B, Austin, TX 78738

+1 (646) 650-1351

With a copy to:

Marc G. Alcser, Esq. Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928661107	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON Cameron Reynolds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,632,373(1)
	8.	SHARED VOTING POWER 1,041,794(2)
	9.	SOLE DISPOSITIVE POWER 1,632,373(1)
	10.	SHARED DISPOSITIVE POWER 1,041,794(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,167(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)Consists of (i) 1,142,373 shares of VolitionRx Limited, or the Company, common stock, par value $0.001 per share and (ii) options to purchase 490,000 shares of Company common stock that are exercisable within 60 days of the date hereof, each held by Mr. Reynolds in his individual capacity.

(2)Consists of (i) 34,076 shares of Company common stock held directly by Mr. Reynolds’s spouse, and (ii) 1,007,718 shares of Company common stock held directly by Concord International, Inc., of which Mr. Reynolds is the majority shareholder.

(3)Based on (i) 48,064,575 issued and outstanding shares of Company common stock as of September 30, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020, plus (ii) 3,809,524 shares of Company common stock sold pursuant to an Underwriting Agreement with Cantor Fitzgerald & Co., as reported in the Company’s Prospectus Supplement, filed with the SEC on February 11, 2021, plus (iii) 851,051 shares of Company common stock sold after September 30, 2020, pursuant to an Equity Distribution Agreement with Oppenheimer & Co. Inc., as reported in the Company’s Prospectus Supplement, filed with the SEC on February 11, 2021.

CUSIP No. 928661107	13D/A	Page 3 of 7 Pages

Explanatory Note:

Mr. Reynolds previously filed a statement of beneficial ownership with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (“Common Stock”), of VolitionRx Limited (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1 thereunder. On November 9, 2018, Mr. Reynolds filed Amendment No. 1 to the original statement to report his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock had declined by more than one percent (1%) from the prior filing.

While Mr. Reynolds’s beneficial ownership has increased to 2,674,167 shares of Common Stock from 2,562,967 shares of Common Stock reported in the Schedule 13D/A filed on November 9, 2018, his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has decreased by more than one percent (1%) from the prior filing as a result of dilution from additional issuances of Common Stock by the Company since such date (as opposed to dispositions of shares by Mr. Reynolds).

Item 1. Security and Company

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock of the Company that are beneficially owned by Mr. Reynolds. The Company is a multi-national epigenetics company that applies its NucleosomicsTM platform through its subsidiaries to develop simple, easy to use, cost-effective blood tests to help diagnose a range of cancers and other diseases. The Company tests are based on the science of NucleosomicsTM, which is the practice of identifying and measuring nucleosomes in the bloodstream or other bodily fluid - since changes in these parameters are an indication that disease is present. The Company’s principal executive offices are located at 13215 Bee Cave Parkway, Suite 125 Galleria Oaks B, Austin, TX 78738.

Item 2. Identity and Background

(a)Name

Cameron Reynolds, an individual.

(b)Business Address

The business address for Mr. Reynolds is 13215 Bee Cave Parkway, Suite 125 Galleria Oaks B, Austin, TX 78738.

(c)Principal Business

Mr. Reynolds is the President and Chief Executive Officer of the Company. The Company is a multi-national epigenetics company that applies its NucleosomicsTM platform through its subsidiaries to develop simple, easy to use, cost-effective blood tests to help diagnose a range of cancers and other diseases. The Company tests are based on the science of NucleosomicsTM, which is the practice of identifying and measuring nucleosomes in the bloodstream or other bodily fluid - since changes in these parameters are an indication that disease is present. The Company’s principal executive offices are located at 13215 Bee Cave Parkway, Suite 125 Galleria Oaks B, Austin, TX 78738.

(d)-(e)No Convictions or Proceedings

During the last five years, Mr. Reynolds has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship

Mr. Reynolds is a citizen of Australia.

CUSIP No. 928661107	13D/A	Page 4 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration

Common Stock

On December 5, 2019, Mr. Reynolds used $4,664 in personal funds to purchase 1,100 shares of Common Stock on the open market at $4.24 per share. On May 22, 2020, Mr. Reynolds used $11,000 in personal funds to purchase 4,000 shares of Common Stock on the open market at $2.75 per share.

On July 21, 2020, Mr. Reynolds elected a cashless exercise of 50,000 vested options1. Of the 50,000 vested options exercised, 40,273 were held and cancelled by the Company as payment for the exercise and to satisfy the tax withholding obligations of Mr. Reynolds, which resulted in the acquisition of 9,727 shares of Common Stock. On July 21, 2020, Mr. Reynolds also elected a cashless exercise of 50,000 vested options2. Of the 50,000 vested options exercised, 43,627 were held and cancelled by the Company as payment for the exercise and to satisfy the tax withholding obligations of Mr. Reynolds, which resulted in the acquisition of 6,373 shares of Common Stock.

Options

The options to purchase 490,000 shares of Common Stock that are exercisable within the next 60 days were received, at no cost, by Mr. Reynolds on July 23, 2015, April 15, 2016, March 30, 2017, January 23, 2018, February 11, 2019 and April 13, 2020, respectively.

Item 4. Purpose of Transaction

Mr. Reynolds holds his shares of Common Stock for investment purposes. Mr. Reynolds may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.

(a)Mr. Reynolds has been granted options to purchase 490,000 shares of Common Stock. At the time of this Statement 490,000 options are exercisable within the next 60 days.

Mr. Reynolds has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(b)-(j) of Schedule 13D. However, in his capacity as Chief Executive Officer and a director of the Company, Mr. Reynolds has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (a)–(j) of this Item.

__________________________________________

1 The exercise price of these shares was $2.50 per share.

2 The exercise price of these shares was $3.00 per share.

CUSIP No. 928661107	13D/A	Page 5 of 7 Pages

Item 5. Interest in Securities of the Company

(a) and (b)

As of the date hereof, the beneficial ownership of Common Stock by Mr. Reynolds is as follows (based upon 52,725,150 shares of Common Stock issued and outstanding, which number is based on: (i) 48,064,575 issued and outstanding shares of Company common stock as of September 30, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020, plus (ii) 3,809,524 shares of Company common stock sold pursuant to an Underwriting Agreement with Cantor Fitzgerald & Co., as reported in the Company’s Prospectus Supplement, filed with the SEC on February 11, 2021, plus (iii) 851,051 shares of Company common stock sold after September 30, 2020, pursuant to an Equity Distribution Agreement with Oppenheimer & Co. Inc., as reported in the Company’s Prospectus Supplement, filed with the SEC on February 11, 2021):

Mr. Reynolds has (i) sole investment and voting power with respect to 1,632,373 shares of Common Stock and may be deemed to have (ii) shared investment or voting power with respect to 34,076 shares of Common Stock held by his spouse, Charlotte Reynolds, and 1,007,718 shares of Common Stock held by Concord, of which Mr. Reynolds is the majority shareholder. In aggregate, Mr. Reynolds may be deemed to beneficially own 2,674,167 shares of Common Stock, which reflects an approximate 5.1% beneficial ownership of the Company.

Charlotte Reynolds

Mrs. Reynolds’ business address is 13215 Bee Cave Parkway, Suite 125 Galleria Oaks B, Austin, TX 78738.

Mrs. Reynolds is the spouse of Mr. Reynolds, who is the President and the Chief Executive Officer of the Company. Mrs. Reynolds is a homemaker.

During the last five years, Mrs. Reynolds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Reynolds is a citizen of Australia.

Concord International, Inc.

Concord is an international business company incorporated under the International Business Companies Act (No. 2 of 1990). Its principal business is investment in public and private companies and the address of its principal office is 165 Gangsa Road, #01-70, Singapore, 670165.

During the last five years, Concord has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Concord has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 928661107	13D/A	Page 6 of 7 Pages

Rodney Rootsaert

Rodney Rootsaert, an individual, serves as a director of Concord and has a business address of 13215 Bee Cave Parkway, Suite 125 Galleria Oaks B, Austin, TX 78738. Mr. Rootsaert is a citizen of Australia and is the Corporate Secretary of the Company. During the last five years, Mr. Rootsaert has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Rootsaert has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)None.

(d)Not applicable.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 928661107	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2021

/s/ Cameron Reynolds
Cameron Reynolds

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.